Exhibit 1.01

CUI Global, Inc.

Conflict Minerals Report

(For Year Ended December 31, 2014)

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule requires SEC reporting companies that meet certain threshold requirements, to undertake a reasonable country of origin inquiry (“RCOI”) and supply chain due diligence on the source and chain of custody of the “conflict minerals” necessary to the functionality or production of any product manufactured or contracted to manufactured by the reporting company.

The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as: (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”). The “Covered Countries” include Angola, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. For purposes of this Conflict Minerals Report, tin, tungsten, tantalum and gold will herein be referred to as the 3TGs for discussion purposes.

CUI Global has reason to believe that some of the 3TGs present in our supply chain may have originated in the Covered Countries. CUI Global is unable with absolute assurance to determine the origin of the 3TGs in our products; therefore, we cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (“CMR”) as an Exhibit to Form SD.

1. Company Overview

This report has been prepared by management of CUI Global, Inc. (herein referred to as “CUI Global,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all owned subsidiaries that are required to be consolidated.

CUI Global is a publicly traded company dedicated to maximizing shareholder value through the acquisition and development of innovative companies, products and technologies.

1.1 Products

CUI Global is dedicated to the acquisition and development of innovative companies, products and technologies in the gas metering and electronic component space.

1.2 Supply Chain

CUI Global relies on its direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us. This includes the sources of 3TGs that are supplied to them from lower tier suppliers. We have an extensive supplier qualification and evaluation process which we have amended to include requirements for suppliers to provide information about 3TG sources. In addition, we have added a section to our terms and conditions that is printed on every Purchase Order. This addition states our expectation that the 3TGs used in the production of the products included in the Purchase Order are DRC Conflict-Free.

CUI Global requested CMRT forms from all product suppliers that provided products sold by CUI Global during the 2014 year.

1.3 Conflict Minerals Policy

In accordance with the OECD Guidance and the Conflict Minerals Rule, CUI Global’s policy is publicly available on our website at: http://www.cuiglobal.com/Investor-Relations/Conflict-Minerals

2. Due Diligence Process

CUI Global’s due diligence measures have been designed to conform, in all material respects, to the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold, tin, tantalum and tungsten.

2.1 Description of the RCOI:

CUI Global provided a list composed of suppliers associated with the Covered Products to Assent for upload to the Assent Compliance Manager tool. We deemed it impractical to filter this list further to exclude some possibly irrelevant suppliers because we could not determine definitively the presence or absence of conflict minerals in all parts supplied to CUI Global for our products.

Assent’s use of the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”) to conduct a survey of our suppliers allowed for some elimination of irrelevant suppliers. Specifically, Question 1 of the CMRT asks suppliers whether any of the conflict minerals they use are necessary to the functionality or production of their products. In addition, Assent conducted analysis on our supply chain to remove suppliers based on the following criteria:

•	The company supplies CUI Global with packaging only (excluding labels);

•	The company supplies CUI Global only with items that do not end up in CUI Global’s products (including equipment used to make our products but not a part of the actual products themselves);

•	The company is a test lab providing CUI Global with product testing only;

•	The company is a service provider only; and

•	The company has not supplied anything to CUI Global in the last two years.

Based on supplier responses to Question 1 and this additional analysis by Assent, we were able to remove 17.65% of originally provided suppliers from the scope of this Report.

CUI Global then conducted the supplier survey portion of the RCOI, using the CMRT. CUI Global contacted suppliers via email and requested that they respond to the questions in the CMRT with respect to their sales to CUI Global. Once received, supplier CMRTs were uploaded in the Assent Compliance Manager to be evaluated for validation. The Assent Compliance Manager is a software-as-a-service platform system tool that enables suppliers to upload completed CMRTs directly and permits Assent and CUI Global to track supplier communications, assess risk and manage the survey process generally.

In its communications with suppliers, CUI Global provides training and education on how to complete the CMRT in order to alleviate any remaining confusion or questions with suppliers. CUI Global contacted nonresponsive suppliers a minimum of three times by direct telephone or e-mail communications by CUI Global personnel. All email communications were monitored and tracked by CUI Global personnel.

A notable addition to our program is automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on:

•	Questions 1 and 2 are minimum requirements for the CMRT

o	If suppliers state (via Q1 and Q2) that their products do not contain 3TGs necessary to the function or production of said products then no further information is required and no further data validation is completed.

•	Question 3 – Do any of your 3TGs originate from the covered countries?

o	Any supplier that has any 3TGs from the covered countries, even 1 positive response from their supply chain must answer yes.

•	Question 4– is 100% of the 3TG in question from a recycled source?

•	Question 5 – Have you received info from all relevant 3TG Suppliers?

o	If you are not at 100%, then you can’t make definitive statements for Questions 3, 4 and 6

•	Question 6 – Have you identified all your Smelters and refiners?

o	If the answer here is yes, then question 5 must be yes. This also impacts question 3.

All submitted forms are accepted and classified as valid or invalid so that data is still retained Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form. As of May 1, 2015, there were 10 invalid supplier submissions.

2.2 Design of Due Diligence Measures:

Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the Conflict-Free Sourcing Initiative (“CFSI”), the United States Department of Commerce (“DoC”) and the London Bullion Market Association (“LBMA”) and, if a supplier indicated that the facility was certified as “Conflict-Free,” confirmed that the name was listed by CFSI. As of May 1, 2015, we have validated 262 smelters or refiners and are working to validate the additional smelter/refiner entries from the submitted CMRTs. Due to the provision of primarily supplier-level CMRTs, CUI Global cannot definitely determine their connection to the Covered Products.

Based on the smelter lists provided by suppliers via the CMRTs, we are aware that there are 18 smelters and/or refiners sourcing from the Covered Countries and certified conflict-free and a number of other smelters of which the source is not publicly disclosed at this time but are certified conflict free smelters. Many suppliers are still unable to provide the smelters or refiners used for materials supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters or refiners not being certified DRC-Conflict Free pose a significant risk to the Supply Chain.

In the Assent Compliance Manager (the software used in conjunction with the services of our third party service provider), risk is classified as High, Medium and Low. This Risk rating is generated based on 3 scoring criteria:

•	Regulated Body: this assesses whether the smelter or refiner has a regulated body number (Smelter CID Number is the primary method).

•	Proximity:

o	Level 1 Country: Countries with known active ore production for tin or tantalum that are not identified as conflict regions or plausible countries of smuggling or export of tin or tantalum containing materials. Smelter Country is located in North or South America, Australia or Europe. [Example - G8 Level Countries who are known to meet OECD standards in other sectors.]"

o	Level 2 Country: Known or plausible countries for smuggling, export out of Level 3 countries, or transit of materials containing tin or tantalum. This currently includes Kenya, Mozambique, and South Africa.

o	Level 3 Country: The Democratic Republic of the Congo (“DRC”) and its nine adjoining countries as outlined in Section 1502 of the Dodd Frank Act. These include Angola, Burundi, Central African Republic, DRC, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. These are also commonly referred to as "covered countries" in the Dodd Frank Act Section 1502.

•	Certification: If the Smelter is certified conflict-free via the Conflict-Free Sourcing Initiative (“CFSI”) or the London Bullion Market Association (“LBMA”) Responsible Gold Programme.

We also calculate supplier risk based on the chances that the supplier provides 3TGs that may originate from Non-Conflict Free sources. The value of this risk is calculated based on the risk ratings of the smelters/refiners declared by that Supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). At this stage in Conflict Minerals compliance it is well-known that many companies are in the middle of the process and do not have many answers beyond “unknown”. It has been decided that penalizing or failing them for working through the process is likely not the best approach for the initial years of compliance, it does not meet the goals or spirit of the Rule, however evaluating and tracking the strength of the program does meet the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are:

A. Do you have a policy in place that includes DRC conflict-free sourcing?

E. Have you implemented due diligence measures for conflict-free sourcing?

H. Do you verify due diligence information received from your suppliers?

I. Does your verification process include corrective action management?

When suppliers meet or exceed those criteria (Yes to at least A, E, H, I), they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including (1) seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable. Our existing policy related to relevant documentation of our conflict mineral compliance process requires that documentation will be retained for a period of at least five years.

2.3 Management Systems

Internal Team

CUI Global has established a management system for conflict minerals. The management system includes corporate officers as well as executive-level representatives and a team of subject matter experts from relevant functions.

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the CUI Global Vice President of Operations who acts as the Conflict Minerals Program Manager. Senior management is briefed about the results of the due diligence efforts on a regular basis.

CUI Global also uses a third-party service provider, Assent Compliance, to assist us with evaluating supply chain information regarding 3TGs and in the development and implementation of additional due diligence steps that we will undertake with suppliers in regards to conflict minerals.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, CUI Global has developed an internal procedure that includes steps of supplier engagement escalation which includes in-person meetings and corrective actions. Feedback from this engagement has allowed CUI Global to oversee improvements in supplier responses and supplier compliance for this initiative.

Maintain Records

CUI Global has adopted a policy to retain relevant documentation. Documentation will be retained for a period of 5 years.

3. Due Diligence Results

3.1 Survey Responses

CUI Global received CMRT forms from 87.1% of the suppliers surveyed. CUI Global and Assent reviewed the responses against criteria developed to determine which suppliers required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. CUI Global worked directly with these suppliers to provide revised responses.

3.2 Efforts to Determine Mine or Location of Origin

Through requesting our suppliers to complete the CMRT form, CUI Global and the third-party service provider has determined that seeking information about 3TG smelters and refiners in the supply chain represents the most reasonable effort that can be made to determine the mines or locations of origin of the 3TG in the supply chain.

3.3 Smelters or Refiners

The large majority of the supplier responses we received provided data at a company or divisional level. We are, therefore, unable to determine whether the 3TGs reported by the suppliers were contained in the actual components or parts supplied to us. Furthermore, suppliers did not always provide smelter or refiners lists nor were the lists consistently completed with smelter or refiner identification numbers. Therefore, we were unable to validate that any of these smelters or refiners are actually in our supply chain.

Responses included the names listed by our suppliers as smelters or refiners, but many of these did not include smelter IDs. Year 3 of CUI Global’s conflict minerals program focuses on vetting smelter data including:

•	Working with suppliers to move to the most current version of the CMRT where new smelter and refiners IDs have been assigned.

•	Requiring the use of the smelter and/or refiners identification numbers. Supplier responses will not be considered complete without identification numbers.

•	Suppliers will also be requested to inform CUI Global of the correlation between these smelters or refiners and the products and parts they supply to CUI Global.

•	A comparison of these facilities to the CFSI list of smelters and/or refiners.

4. Steps to be taken to Mitigate Risk

CUI Global intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

a)	Include a conflict minerals flow-down clause in new or renewed supplier contracts as well as included in the terms and conditions of each purchase order issued to CUI Global suppliers.

b)	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c)	Engage with any suppliers found to be supplying CUI Global with 3TGs from sources that support conflict in the DRC or any of the Covered Countries to establish an alternative source of 3TGs that does not support such conflict.

d)	Continue to engage with Assent Compliance and stay updated on OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

e)	Increase the emphasis on clean and validated smelter and refiner information from our supply chain as the list of conflict-free smelters and refiners grows and more smelters and refiners declare their intent to enroll in the program.

5. Independent Audit

In accordance with the requirements of Rule 13p-1 and applicable guidance from the SEC, CUI Global is not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2014.